UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of May, 2016

Commission File Number 001-36487

Abengoa Yield plc
(Exact name of Registrant as Specified in its Charter)
(doing business as Atlantica Yield)

Not Applicable
(Translation of Registrant’s name into English)

Great West House, GW1, 17th floor
Great West Road
Brentford, TW8 9DF
United Kingdom
Tel.: +44 20 7098 4384

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

☒ Form 20-F	☐ Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Atlantica Yield reports First Quarter 2016 Financial Results

•	Revenue reached $206.4 million, a 74% increase compared to the same period of the previous year

•	Further Adjusted EBITDA including unconsolidated affiliates increased by 47% to $154.9 million compared to the same period in the previous year

•	Cash available for distribution of $18.7 million including the proceeds of ATN2 refinancing

•	Continuous progress in gaining autonomy from our sponsor and managing sponsor related risks

First quarter 2016 results

May 13th, 2016 – Atlantica Yield (“ABY”), the sustainable total return company that owns a diversified portfolio of contracted assets in the energy and environment sectors, closed the first quarter of 2016 with excellent results. Revenues amounted to $206.4 million, representing a 74% increase year-on-year and Further Adjusted EBITDA, including unconsolidated affiliates, amounted to $154.9 million, a 47% increase compared with the same period of the previous year. This increase results primarily from our 2015 acquisitions.

During the first quarter of 2016, cash generated at our project companies reached $87.5 million. Due to seasonality in the specific timing of cash distributions from the project companies to the holding level, cash available for distribution amounted to $18.7 million, including the proceeds of a partial refinancing of ATN2 in the first quarter of 2016.

2016 Highlights

	Three-month period ended March 31,
(in thousands of U.S. dollars)	2016	2015
Revenue	206,376	118,304
Further Adjusted EBITDA incl. unconsolidated affiliates[1]	154,879	105,186
Cash Available For Distribution ("CAFD")[2]	18,736	38,500

Key Performance Indicators

	Three-month period ended March 31,
	2016	2015
Renewable energy
MW in operation[3]	1,441	991
GWh produced	514	319

Conventional power
MW in operation[3]	300	300
GWh produced	529	628
Electrical availability[4] (%)	87.5%	101.7%

Electric transmission lines
Miles in operation	1,099	1,018
Availability[4] (%)	99.9%	99.9%

Water
Capacity (Mft3/day)[3]	10.5	10.5
Availability[4] (%)	101.5%	96.8%

[1]
Further Adjusted EBITDA includes our share in EBITDA of unconsolidated affiliates and the dividend from our preferred equity investment in Brazil in the three-month period ended March 31, 2015 (see reconciliation on page 12).

[2]	Cash Available For Distribution includes a one-time impact of a partial refinancing of ATN2 in the three-month period ended March 31, 2016 (see reconciliation on page 12).
[3]	Represents total installed capacity in assets owned at the end of the period, regardless of our percentage of ownership in each of the assets.
[4]	Availability refers to actual availability divided by contracted availability.

Segment Results

(in thousands of U.S. dollars)	Three-month period ended March 31,
	2016	2015
Revenue by Geography
North America	$65,232	$55,943
South America	29,008	24,405
EMEA	112,135	37,956
Total revenue	$206,376	$118,304

Further Adjusted EBITDA incl. unconsolidated affiliates by Geography
North America	$51,212	$50,941
South America	24,062	24,998
EMEA	79,605	29,247
Total Further Adjusted EBITDA incl. unconsolidated affiliates	$154,879	$105,186

(in thousands of U.S. dollars)	Three-month period ended March 31,
	2016	2015
Revenue by business sector
Renewable energy	$141,166	$63,680
Conventional power	35,179	31,330
Electric transmission lines	23,530	19,159
Water	6,501	4,135
Total revenue	$206,376	$118,304

Further Adjusted EBITDA incl. unconsolidated affiliates by business sector
Renewable energy	$102,170	$52,760
Conventional power	27,079	49,667
Electric transmission lines	19,410	20,529
Water	6,220	8,029
Total Further Adjusted EBITDA incl. unconsolidated affiliates	$154,879	$105,186

During the first quarter of 2016 our assets performed in line with expectations. In Solana, we are currently implementing previously announced improvements needed at the plant. Mojave performed strongly this quarter. Kaxu, our solar asset in South Africa, completed its first year of operations exceeding expectations for the quarter due to high levels of summer radiation. In Spain, our portfolio of solar assets demonstrated robust performance. Finally, our wind assets in Uruguay have shown stable operating results, although wind was lower than expected in the first quarter, primarily due to the “El Niño” phenomenon.

Our Conventional power generating facility in Mexico exceeded its contractual targets. Finally, in our Transmission Line and Water segments our assets have either comfortably achieved or exceeded forecasted availability levels.

Liquidity and Debt

As of March 31, 2016, consolidated cash and cash equivalents amounted to $574.8 million, of which $45.4 million was cash available at the Atlantica Yield corporate level. In addition, short-term financial investments at the project level amounted to $92.5 million. As a result, total liquidity including short-term financial investments amounted to $667.3 million as of March 31, 2016.

Net project debt and net corporate debt amounted to $5,137.4 million and $624.5 million, respectively, as of March 31, 2016. Net corporate debt / CAFD pre-corporate debt service ratio5 remained at 2.9, below our internal target of 3x.

During the quarter, we partially refinanced our ATN2 transmission line. This refinancing has allowed us to obtain $14.9 million of incremental proceeds.

Continued progress on Key Initiatives

As we have already announced, we are focusing on execution in the first half of 2016 and we continue to make good progress in achieving autonomy from Abengoa.  On May 11, at the Annual Shareholders’ General Meeting, the shareholders approved the change of our legal name to Atlantica Yield plc. The separation of our back-office from Abengoa is in an advanced stage and the split in IT systems is expected to be completed by the end of the year. With respect to risks arising from our sponsor’s situation, we have obtained waivers for four additional assets in relation to the minimum ownership provision and we are continuing negotiations to obtain waivers on the cross-default provisions.

5 Based on mid-point of guidance range for CAFD for 2016.

Dividend

Taking into consideration the uncertainties derived from the current situation of our sponsor, the Board of Directors has decided not to declare a dividend in respect of the fourth quarter of 2015 and to postpone the decision whether to declare a dividend in respect of the first quarter of 2016 until we have obtained greater clarity on cross-default and change of control issues.

Details of the Results Presentation Conference

Atlantica Yield’s CEO, Santiago Seage, and its CFO, Francisco Martinez-Davis, will hold a conference call today, May 13, at 8:30 am EST.

In order to access the conference call participants should dial:  +1 866 305 9104 (US)/ +44 (0) 2031 474 609 (UK). A live webcast of the conference call will be available on Atlantica Yield's website. Please visit the website at least 15 minutes earlier in order to register for the live webcast and download any necessary audio software.

Additionally, Atlantica Yield’s management will be in New York and Boston next week to meet with investors.

Forward-Looking Statements

This news release contains forward-looking statements. These forward-looking statements include, but are not limited to, all statements other than statements of historical facts contained in this prospectus, including, without limitation, those regarding our future financial position and results of operations, our strategy, plans, objectives, goals and targets, future developments in the markets in which we operate or are seeking to operate or anticipated regulatory changes in the markets in which we operate or intend to operate. In some cases, you can identify forward-looking statements by terminology such as “aim,” “anticipate,” “believe,” “continue,” “could,” “estimate,” “expect,” “forecast,” “guidance,” “intend,” “is likely to,” “may,” “plan,” “potential,” “predict,” “projected,” “should” or “will” or the negative of such terms or other similar expressions or terminology. By their nature, forward-looking statements involve risks and uncertainties because they relate to events and depend on circumstances that may or may not occur in the future. Our actual results of operations, financial condition and the development of events may differ materially from (and be more negative than) those made in, or suggested by, the forward-looking statements.

Factors that could cause actual results to differ materially from those contemplated above include, among others, general economic conditions, changes in government expenditure budgets, challenges in making acquisitions, changes in public support of renewable energy, weather conditions, legal challenges to regulations, changes to subsidies and incentives that support renewable energy sources, government regulations, the volatility of energy and fuel prices, counterparty credit risk, failure of customers to perform under contracts, our ability to enter into new contracts as existing contracts expire, reliance on third-party contractors and suppliers, failure of newly constructed assets to perform as expected, failure to receive dividends from assets, changes in our tax position, unanticipated outages at our generation facilities, the condition of capital markets generally and for yieldcos in particular our ability to access capital markets, adverse results in current and future litigation, developments at Abengoa, S.A. and our ability to maintain and grow our quarterly dividends. Furthermore, any dividends are subject to available capital, market conditions, and compliance with associated laws and regulations. These factors should be considered in connection with information regarding risks and uncertainties that may affect Atlantica Yield’s future results included in Atlantica Yield’s filings with the U.S. Securities and Exchange Commission at www.sec.gov.

Atlantica Yield undertakes no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or developments or otherwise.

Non-GAAP Financial Measures

We present non-GAAP financial measures because we believe that they and other similar measures are widely used by certain investors, securities analysts and other interested parties as supplemental measures of performance and liquidity. The non-GAAP financial measures may not be comparable to other similarly titled measures of other companies and have limitations as analytical tools and should not be considered in isolation or as a substitute for analysis of our operating results as reported under IFRS as issued by the IASB. Non-GAAP financial measures and ratios are not measurements of our performance or liquidity under IFRS as issued by the IASB and should not be considered as alternatives to operating profit or profit for the year or any other performance measures derived in accordance with IFRS as issued by the IASB or any other generally accepted accounting principles or as alternatives to cash flow from operating, investing or financing activities.

Consolidated Statements of Operations

(Amounts in thousands of U.S. dollars)

	For the three-month period ended March 31,

	2016	2015
Revenue	$206,376	$118,304
Other operating income	14,824	18,072
Raw materials and consumables used	(7,375)	(4,548)
Employee benefit expenses	(2,254)	(571)
Depreciation, amortization, and impairment charges	(77,160)	(52,254)
Other operating expenses	(59,024)	(36,148)
Operating profit	$75,387	$42,855
Financial income	67	639
Financial expense	(98,849)	(63,192)
Net exchange differences	(2,569)	(1,154)
Other financial income/(expense), net	(2,190)	2,994
Financial expense, net	$(103,541)	$(60,713)
Share of profit/(loss) of associates carried under the equity method	1,915	1,284
Profit/(loss) before income tax	$(26,239)	$(16,574)
Income tax	3,599	3,876
Profit/(loss) for the period	$(22,640)	$(12,698)
Loss/(profit) attributable to non-controlling interests	(3,366)	(1,856)
Profit/(loss) for the period attributable to the Company	$(26,006)	$(14,554)

Weighted average number of ordinary shares outstanding (thousands)	100,217	80,000
Basic earnings per share attributable to the Company (U.S. dollar per share)	$(0.26)	$(0.04)

Consolidated Statement of Financial Position

(Amounts in thousands of U.S. dollars)

Assets	As of March 31, 2016	As of December 31, 2015
Non-current assets
Contracted concessional assets	$9,409,064	$9,300,897
Investments carried under the equity method	57,691	56,181
Financial investments	89,451	93,791
Deferred tax assets	215,962	191,314
Total non-current assets	$9,772,168	$9,642,183
Current assets
Inventories	15,165	14,913
Clients and other receivables	250,085	197,308
Financial investments	238,592	221,358
Cash and cash equivalents	574,788	514,712
Total current assets	$1,078,630	$948,291
Total assets	$10,850,798	$10,590,474

Equity and liabilities	As of March 31, 2016	As of December 31, 2015
Equity attributable to the Company
Share capital	$10,022	$10,022
Parent company reserves	2,313,855	2,313,855
Other reserves	(25,767)	24,831
Accumulated currency translation differences	(55,027)	(109,582)
Retained Earnings	(386,561)	(356,524)
Non-controlling interest	129,952	140,899
Total equity	$1,986,474	$2,023,501
Non-current liabilities
Long-term corporate debt	662,166	661,341
Long-term project debt	3,688,188	3,574,464
Grants and other liabilities	1,640,423	1,646,748
Related parties	124,554	126,860
Derivative liabilities	467,566	385,095
Deferred tax liabilities	81,920	79,654
Total non-current liabilities	$6,664,817	$6,474,162
Current liabilities
Short-term corporate debt	7,698	3,153
Short-term project debt	1,978,592	1,896,205
Trade payables and other current liabilities	197,703	178,217
Income and other tax payables	15,514	15,236
Total current liabilities	$2,199,507	$2,092,811
Total equity and liabilities	$10,850,798	$10,590,474

Consolidated Cash Flow Statements

(Amounts in thousands of U.S. dollars)

	Three-month period ended March 31,

	2016	2015
Profit/(loss) for the period	$(22,640)	$(12,698)
Financial expense and non-monetary adjustments	154,262	90,024
Profit for the period adjusted by financial expense and non-monetary adjustments	$131,622	$77,326

Variations in working capital	(19,510)	(20,658)
Net interest and income tax paid	(27,613)	(19,291)
Net cash provided by operating activities	$84,499	$37,377

Investment in contracted concessional assets	(5,038)	(9,194)
Other non-current assets/liabilities	(15,614)	-
Acquisitions of subsidiaries and of non-controlling interest	(19,071)	(82,028)
Net cash used in investing activities	$(39,723)	$(91,222)

Net cash provided by/(used in) financing activities	$639	$(18,601)

Net increase/(decrease) in cash and cash equivalents	$45,415	$(72,446)
Cash and cash equivalents at beginning of the period	514,712	354,154
Translation differences in cash or cash equivalent	14,661	(14,266)
Cash and cash equivalents at end of the period	$574,788	$267,442

Reconciliation of Further Adjusted EBITDA including unconsolidated affiliates to Profit/(loss) for the period attributable to the parent company

(in thousands of U.S. dollars)	Three-month period ended March 31,
	2016	2015
Profit/(loss) for the period attributable to the Company	$(26,006)	$(14,554)
Profit attributable to non-controlling interest	3,366	1,856
Income tax	(3,599)	(3,876)
Share of loss/(profit) of associates carried under the equity method	(1,915)	(1,284)
Financial expense, net	103,541	60,713
Operating profit	75,387	42,855
Depreciation, amortization, and impairment charges	77,160	52,254
Dividend from exchangeable preferred equity investment in ACBH	-	4,600
Further Adjusted EBITDA	152,547	99,709
Atlantica Yield’s pro-rata share of EBITDA from Unconsolidated Affiliates	2,332	5,477
Further Adjusted EBITDA including unconsolidated affiliates	$154,879	$105,186

Reconciliation of Further Adjusted EBITDA including unconsolidated affiliates to net cash provided by operating activities

(in thousands of U.S. dollars)	Three-month period ended March 31,
	2016	2015
Further Adjusted EBITDA including unconsolidated affiliates	$154,879	$105,186
Atlantica Yield’s pro-rata share of EBITDA from Unconsolidated Affiliates	(2,332)	(5,477)
Further Adjusted EBITDA	$152,547	$99,709
Net interest and income tax paid	(27,613)	(19,291)
Variations in working capital	(19,510)	(20,658)
Other non-cash adjustments and other	(20,925)	(22,383)
Net cash provided by operating activities	$84,499	$37,377

Cash Available For Distribution Reconciliation

	Three-month period ended March 31,
(in thousands of U.S. dollars)	2016	2015
Further Adjusted EBITDA including unconsolidated affiliates	$154,879	$105,186
Atlantica Yield’s pro-rata share of EBITDA from unconsolidated affiliates	(2,332)	(5,477)
Non-monetary items	(18,356)	(21,229)
Interest and income tax paid	(27,613)	(19,291)
Principal amortization of indebtedness	(14,254)	(8,790)
Deposits into/ withdrawals from restricted accounts	(34,155)	(210)
Change in non-restricted cash at project level	(41,090)	16,255
Changes in other assets and liabilities	(13,237)	(27,944)
ATN2 refinancing	14,893	-
Cash Available For Distribution[6]	$18,736	$38,500

About Atlantica Yield

Atlantica Yield is the corporate brand for Abengoa Yield plc, a total return company that owns a diversified portfolio of contracted renewable energy, power generation, electric transmission and water assets in North & South America, and certain markets in EMEA (www.atlanticayield.com).  On May 11, 2016, our shareholders approved a resolution to change the Company’s registered name to Atlantica Yield plc.  This change will become effective after the necessary fillings have been made with the Registrar of Companies in the United Kingdom.

Chief Financial Officer	Investor Relations & Communication

Francisco Martinez-Davis	Leire Perez

E ir@atlanticayield.com	E ir@atlanticayield.com

T +44 20 3499 0465

6 Cash Available For Distribution includes a one-time impact of the refinancing of ATN2 in the three-month period ended March 31, 2016.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ABENGOA YIELD PLC

/s/ Santiago Seage
Name:	Santiago Seage
Title:	Chief Executive Officer

Date: May 13, 2016